Exhibit 99.1

News

FOR IMMEDIATE RELEASE

BMO Introduces a Two Per Cent Discount for Shares Issued Under its Dividend Reinvestment Plan

Toronto, April 8, 2020 –Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced that it is offering a two per cent discount on its common shares issued from treasury under the dividend reinvestment feature of its Shareholder Dividend Reinvestment and Share Purchase Plan (the “Plan”). Under the Plan, shareholders may elect to have dividends on common shares reinvested in additional common shares of the Bank. BMO is supporting its customers in these challenging times in a variety of ways, including through new loans, which the dividend discount will help support.

Commencing with the common share dividend declared for the second quarter of fiscal 2020 (“Q2 2020 Dividend”), and subsequently until further notice, common shares under the Plan will be issued by the Bank from treasury with a two percent discount, calculated in accordance with the terms of the Plan. As previously announced on February 25, 2020, the Q2 2020 Dividend is payable on May 26, 2020 to shareholders of record on May 1, 2020. The discount will not apply to common shares purchased under the “Optional Cash Payment” feature of the Plan.

For existing members of the Plan, the discount will automatically be applied to the reinvestment of the Q2 2020 Dividend. For registered shareholders who wish to participate in the Plan, Enrolment Forms must be received by the Bank’s transfer agent, Computershare Trust Company of Canada (Tel: 1-800-340-5021 from Canada and US; 514-982-7800 from all other countries), by the close of business on May 5, 2020. Beneficial or non-registered holders must contact their financial institution or broker well in advance of the above date for instructions on how to participate.

More information about the Plan and how to enroll can be found at:

http://www.bmo.com/home/about/banking/investor-relations/shareholder-information/dividend-reinvestment-plan

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider—the 8th largest bank, by assets, in North America. With total assets of $880 billion as of January 31, 2020, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

For News Media Enquiries:

Paul Gammal, Toronto, paul.gammal@bmo.com, (416) 867-3996

For Investor Relations Enquiries:

Sukhwinder Singh, Toronto, sukhwinder.singh@bmo.com, (416) 867-4734

For Bank Transfer Agent Enquiries:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, ON M5J 2Y1

Tel: 1-800-340-5021 (Canada and U.S.)

514-982-7800 (All other countries)

Internet: www.bmo.com	Twitter: @BMOmedia